Exhibit 19.1

INSIDER TRADING POLICY

THIS POLICY HAS BEEN APPROVED

BY THE BOARD OF DIRECTORS

OF eastern international ltd.

AND IS APPLICABLE TO ALL EMPLOYEES, OFFICERS AND DIRECTORS

OF eastern international ltd.

Statement About the Need for a Policy

For many years, the Securities and Exchange Commission (the “SEC”) and the U.S. Justice Department have pursued individuals for violations of the laws with respect to insider trading (i.e., trading in a company’s securities while in possession of material nonpublic information about that company). To further deter insider trading violations, Congress in 1988 expanded the authority of the SEC and the Justice Department by adopting the Insider Trading and Securities Fraud Enforcement Act (the “Act”). In addition to increasing the penalties for insider trading, the Act imposes liability on companies and possibly other “controlling persons” for violations by company personnel. Although the Act was aimed primarily at firms in the securities industry, and individuals who trade or tip information to others who trade, the Act also applies to all companies, with the result that if companies like ours do not take active steps to adopt preventive policies and procedures covering securities trades by our personnel, the consequences to Eastern International Ltd. (“ELOG”) could be severe.

Persons to Whom the Policy Applies

ELOG has adopted the following policy regarding purchases and sales of ELOG’s securities by all “Insiders” who have access to material nonpublic information (as defined below) about ELOG and about other firms with which ELOG does business. “Insiders” include all ELOG directors, officers and 10% or greater shareholders, as well as certain other key employees, designated by the Chief Executive Officer, President or Chief Financial Officer, who have access to the same types of information. Each Insider is responsible for ensuring that he or she does not violate federal or state securities laws or ELOG’s policy concerning securities trading. This policy is designed to promote compliance with the federal securities laws and to protect ELOG, as well as its Insiders, from the very serious liabilities and penalties that can result from violations of these laws.

While only certain individuals are designated “Insiders” for purposes of limitations on periods when they may trade, the approval process for such trades, and the filing requirements, ALL employees are subject to the prohibitions on trading and the other contraints contained in this policy while in possession of undisclosed material information. Consequently, ELOG requires each employee to read and certify that he/she has read and understands the policy. Anyone who is uncertain should contact ELOG’s Chief Financial Officer.

The Consequences of Insider Trading Violations

The consequences of insider trading violations can be staggering. For an individual who trades on inside information (or “tips” information to others), the consequences can include severe civil and criminal monetary penalties and extended jail terms. ELOG and potentially any control supervisory person may also be subject to severe civil and criminal monetary penalties if they fail to take appropriate steps to prevent illegal trading.

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Moreover, if one of ELOG’s Insiders violates this insider trading policy, ELOG may impose sanctions, including dismissal for cause. Needless to say, any of the above consequences or even an SEC investigation that does not result in prosecution, can tarnish one’s reputation and irreparably damage a career.

General Policy

ELOG Insiders and their family members may not trade in the stock or other securities of ELOG or of any other firm with which ELOG does business when they know material nonpublic information about ELOG or the other firm. The definition of “material nonpublic information” is discussed in detail below. An SEC rule makes it clear that a person will be deemed to have traded on the basis of material nonpublic information if the person effects the transaction while “aware” of the information. Thus, a person will not be able to claim that the material nonpublic information did not affect his or her decision to trade.

This restriction on insider trading is not limited to trading in ELOG’s securities. It includes trading in the securities of other firms, such as customers, suppliers or vendors of ELOG and those with which ELOG may be negotiating transactions, such as an acquisition, investment or sale. Information that is not material to ELOG may nevertheless be material to one of those other firms.

Assuming no awareness of material nonpublic information, Insiders may trade in ELOG’s securities only during certain “Trading Windows” discussed below, and then only if the Insider does not have knowledge of any material nonpublic information relating to ELOG and has pre-cleared the trade with ELOG’s Chief Financial Officer. Please see “Procedure for Trading in ELOG Stock” below.

Trading. “Trading” includes purchases and sales of stock, partnership units, bonds, debentures, options, puts, calls and other similar securities. This policy includes trades made in each of the following circumstances:

●	trades in the open market;

●	immediate sale of some or all of the shares received in connection with an option exercise;

●	trades pursuant to any trading plan or program; and

●	certain elections made under ELOG’s employee stock purchase plan, including:

○	an election to increase or decrease the percentage of periodic contributions that will be allocated to the ELOG plan;

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○	an election to make an intra-plan transfer of an existing account balance into or out of the ELOG plan;

○	an election to borrow money against a plan account if the loan will result in a liquidation of some or all of an individual’s ELOG plan balance; and

○	an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the ELOG plan.

ELOG’s insider trading policy does not apply to purchases of ELOG common stock in the plan resulting from periodic contribution of money to the plan pursuant to employee payroll deduction elections.

Waivers. In certain special situations, a waiver or an exception to the Insider Trading Policy may be granted. Only the Company’s Board of Directors or a Committee of the Board of Directors delegated the authority by the Board of Directors may issue a waiver of this Policy.

Tipping Information to Others. Insiders must not pass material nonpublic information on to others or recommend to anyone the purchase or sale of any securities on the basis of such information. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, whether or not the Insider derives any benefit from another’s actions.

Internet Postings. Posting material nonpublic information, or responding to or making statements or recommendations based on this information, on any Internet website, electronic bulletin board, Social media, Internet message board, Internet chat room or other similar form of electronic communication can also constitute tipping under the securities laws. Because of the high potential for leaks of material nonpublic information posed by these activities and the resulting liability under the securities laws for the Insider and ELOG, Insiders may not post any information either directly or in response to a posting about ELOG, its business plans, employees, directors, customers, suppliers or vendors, nor engage in any discussions about ELOG, its business plans, employees, directors, customers, suppliers or vendors, on any of these forums. Furthermore, Insiders are expected to notify ELOG’s Chief Financial Officer, if they are aware of such activities by any employee.

Transactions By Family Members. The same restrictions as to trading and tipping apply to family members and other persons living in an Insider’s household. Insiders are expected to be responsible for the compliance of the members of their immediate family and personal household. In fact, the SEC adopted a rule to make clear that the receipt of information from a spouse, parent, child or sibling will in most cases provide a sufficient basis for insider trading liability, both for the person trading on the material nonpublic information and for the person tipping such information.

No Exceptions to Policy. Transactions that may be necessary or justifiable for independent reasons, such as the need to raise money for an emergency expenditure or to satisfy margin calls, are no exception to the policy.

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Prohibition on Certain Transactions. Because of the unique potential for abuse of material nonpublic information, it is also ELOG’s policy that Insiders may not engage in “short sales” of ELOG’s securities. “Short sales” are those sales in which the seller attempts to profit from an anticipated drop in market price by selling securities he/she does not own and covering the sales with securities bought after the price declines. Insiders generally may not purchase and sell or sell and purchase ELOG securities in the open market within a six-month period. Short sales and buying or selling puts or calls or other derivative securities are prohibited. Insiders also are prohibited from holding ELOG securities in a margin account or pledging ELOG securities as collateral for a loan.

Definition of Material Nonpublic Information

Material Information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Therefore, any information that could reasonably be expected to affect the price of the security is material. Common examples of material information are:

●	Projections of future earnings or losses or changes in such projections;
●	Actual changes in earnings inconsistent with expectations;
●	A pending or prospective material joint venture, merger, acquisition, change in assets, tender offer, financing or change in control;
●	A significant sale of assets or disposition of a subsidiary or operation;
●	A gain or loss of a material contract, customer, tenant or supplier, or material changes in the profitability status of a current contract;
●	Changes in management, major personnel changes or labor negotiations;
●	Financial liquidity problems, bankruptcies or receiverships;
●	Change in auditors or auditor notification that the issuer may no longer rely on an auditor’s audit report or that the auditor’s opinion will be qualified;
●	Events regarding securities (e.g., defaults on senior securities, calls of securities for redemption, breach of covenant relating to debt obligations, repurchase plans, stock splits or changes in dividends, changes to the rights of security holders, public or private sales of additional securities); and
●	The existence of material litigation, claim or investigation.

Both positive and negative information can be material. Because any trading that receives scrutiny will be evaluated after the fact (with the benefit of hindsight), questions concerning the materiality of particular information should be resolved in favor of materiality, and trading should be avoided.

Nonpublic Information. Nonpublic information is information that is not generally known or available to the public. Information is considered to be available to the public only when it has been released to the public through appropriate channels, e.g., by means of a press release, a filing with the SEC or a statement from one of the senior officers to the public, and enough time has elapsed to permit the investment market to absorb and evaluate the information. Insiders should assume that all information obtained in the course of their employment by or relationship with ELOG is nonpublic.

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If you ever have a question regarding whether the information you possess about ELOG is either “material” or “nonpublic,” please contact ELOG’s Chief Financial Officer for guidance before you trade in ELOG’s stock.

Procedure for Trading in ELOG Stock

To provide assistance in preventing inadvertent insider trading violations and avoiding even the appearance of an improper transaction, ELOG has established the following procedures for trading in ELOG’s stock:

1.	General Prohibition: An Insider of ELOG may never trade ELOG’s stock while in possession of material nonpublic information relating to ELOG, even if the trading “window” described in Section 2 below is “open.” Please see “Definition of Material Nonpublic Information” above.

2.	Pre-clearance of Trades: In order to avoid inadvertent violations of the securities laws or even the appearance of an improper transaction as well as assist Insiders in complying with their reporting obligations, Insiders are required to pre-clear any transactions involving ELOG stock.

Specifically, all proposed transactions in ELOG stock, including any trading program or plan, must be reported to and pre-cleared by ELOG’s Chief Financial Officer. If you contemplate a transaction, you should contact the Chief Financial Officer in advance. Any pre-clearance approval provided by the Chief Financial Officer will only be effective through the close of business on the trading day following such approval. After that time, if the trade does not occur, you must again contact the Chief Financial Officer for pre-approval of the trade. The pre-approval requirement does not apply to stock option exercises but would cover market sales of option stock in connection with the exercise.

3.	Trading Windows: Insiders may, with pre-clearance, trade during the period beginning at the close of business on the third business day after the public release of ELOG’s annual or quarterly results, counting the day of the release as the first business day. For example, if the public release of earnings results occurred on a Tuesday, the first day an Insider could trade would be on the following Friday. The trading window period ends on the first day of the last month of each quarter of ELOG’s fiscal year, unless a blackout period is announced sooner. Please note that Insiders are required to receive a pre-clearance by ELOG’s Chief Financial Officer for transactions occurring during a window period.

In addition, ELOG may close a trading window at any time it deems necessary, in which event ELOG will provide all Insiders with notification that the trading window has closed until further notice is provided.

Insiders may only trade in ELOG stock during a trading window. If an Insider has a need to conduct a transaction in ELOG stock outside of a trading window, a special request must be made to ELOG’s Chief Financial Officer for approval of the transaction. This is true whether or not the Insider possesses specific material nonpublic information. Depending upon circumstances at the time a request is made, and upon the position within ELOG of the Insider making the request, approval may or may not be given for the trade.

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4.	Public Announcements During Trading Window: In addition, if at any time during a trading window, ELOG makes a public announcement of material information, an Insider must not engage in any transactions until the second business day after the information has been released in order to give ELOG’s shareholders and the investing public the time to receive and digest the information and act upon it. Thus, if an announcement were made on a Monday, Wednesday generally would be the first day on which you should trade. If an announcement is made on a Friday, the following Tuesday generally would be the first day on which you may trade.

5.	Trading During Pension Fund Blackout Periods: Additionally, Directors and Executive Officers of ELOG may not trade ELOG securities acquired in connection with their services as directors or officers during any pension fund blackout period. Pension fund blackout periods are certain periods during which trading in ELOG securities may be subject to restrictions, and such restrictions are imposed on tax qualified defined contribution plans. Generally, these blackout periods are imposed on plan participants only when there is a change in plan administrators. ELOG will notify Insiders of these periods when they occur.

6.	SEC Filings: As discussed above, in advance of any transaction in ELOG stock (acquisitions, dispositions, transfers, etc.), all Insiders are required to report such transactions to and obtain pre-clearance from ELOG’s Chief Financial Officer. If you are required to file a Form 4, Form 144 or other documents with the SEC, at your request, ELOG will assist you in completing any necessary SEC reporting forms. Remember, however, the ultimate responsibility for the filing of such forms rests with the Insider.

Unauthorized Disclosure

It is the policy of ELOG to respond “no comment” to inquiries of any kind concerning the stock value or activities of ELOG, including possible acquisitions or business combinations which might affect the stock value. It is also the policy of ELOG to respond “no comment” in response to any inquiries involving speculation or rumors that might appear or be raised. Maintaining the confidentiality of ELOG information is essential for competitive, security and other business reasons, as well as to comply with securities laws. Information an Insider learns about ELOG or its business plans is potentially “inside” information until publicly disclosed or made available by ELOG. The Insider should treat all such information as confidential and proprietary to ELOG. The Insider may not disclose information to others, such as family members, other relatives, or business or social acquaintances, who do not need to know it for legitimate business reasons. This prohibition includes disclosure of all such information on any Internet website, electronic bulletin board or message board, chat room, or other similar form of electronic communication.

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Also, the timing and nature of ELOG’s disclosure of material information to outsiders is subject to legal rules, the breach of which could result in substantial liability to the Insider, ELOG and its management. Accordingly, it is important that only specifically designated representatives of ELOG discuss the business of ELOG and its affiliates with the news media, securities analysts and investors. If you receive any inquiry of this type, you should refer the inquiry to ELOG’s Chief Financial Officer, who will make certain the inquiry is directed to the appropriate individual within ELOG.

Personal Responsibility; Company Assistance

Each Insider should remember that the ultimate responsibility for adhering to this policy and avoiding improper trading rests with the Insider. In this regard, it is important that each Insider use his or her best judgment. If an Insider violates this policy, ELOG may take disciplinary action, including termination for cause.

Compliance with this policy by all Insiders is of the utmost importance both for the Insider and for ELOG. Any person who has any questions about the application of this policy to any particular case may obtain additional guidance from ELOG’s Chief Financial Officer.

Dated: February 14, 2025

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Eastern International Ltd.

RE:	Certification of Compliance with the Company’s Statement of Company Policy Regarding Insider Trading

Dear Insider:

Enclosed is a copy of Eastern International Ltd.’s Statement of Company Policy Regarding Insider Trading, which addresses securities trades by Eastern International Ltd. personnel who are “Insiders” under the provisions of the Policy. As you will see from the Policy, the consequences of an insider trading violation can be devastating to both the individual involved and our company.

Please take a few minutes to read the enclosed Policy and then sign and return a copy of this letter to Eastern International Ltd.’s Chief Financial Officer.

Very truly yours,

Chairman of the Board

CERTIFICATION

The undersigned hereby certifies that he/she has read and understands, and agrees to comply with Eastern International Ltd.’s Statement of Policy Regarding Insider Trading, a copy of which was distributed with this letter.

Date:__________________	Signature:_____________________
Print Name:_____________________

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Eastern International Ltd.

RE:	Certification of Compliance with the Company’s Statement of Company Policy Regarding Insider Trading by Employees

Dear Employee:

Enclosed is a copy of Eastern International Ltd.’s Statement of Company Policy Regarding Insider Trading by Employees, which address securities trades by Eastern International Ltd. personnel. As you will see from the Policy, the consequences of an insider trading violation can be devastating to both the individual involved and our company.

Please take a few minutes to read the enclosed Policy and then sign and return a copy of this letter to your immediate supervisor or department head.

Very truly yours,

Chairman of the Board

CERTIFICATION

The undersigned hereby certifies that he/she has read and understands, and agrees to comply with, Eastern International Ltd.’s Statement of Policy Regarding Insider Trading by Employees, a copy of which was distributed with this letter.

Date:__________________	Signature: __________________
Print Name: __________________
Department: __________________

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